Exhibit 3(ii) under Form N-1A
                                             Exhibit b under Item 601/Reg. S-K

                               AMENDMENT #1 TO
                                  BY-LAWS OF
               BBH PRIME INSTITUTIONAL MONEY MARKET FUND, INC.
                 (Formerly: BBH Common Settlement Fund, Inc.)

                        (effective December 13, 2004)

Amend Article II, Directors, to add new Section 2 and renumber remaining sections:

      Section 2. Position, Qualifications and Duties of the Chairperson of the Board. The Board shall designate a Chairperson of the Board who shall, if present, preside at meetings of the Board and exercise and perform such other powers and duties as may be from time to time assigned to the Chairperson or prescribed by these By-Laws. The Chairperson of the Board shall at all times be an independent Director.

Delete the second sentence of Section 1, Executive Officers of Article III, Officers, and replace with the following sentence:

      These shall include a President (who shall be the Chief Executive Officer of the Corporation), one or more Vice Presidents (the number thereof to be determined by the Board of Directors), a Secretary and a Treasurer (who shall be the Chief Financial Officer of the Corporation).

Amend Article III, Officers, to add new Section 2 and renumber remaining sections:

      Section 2. Chief Compliance Officer. The Chief Compliance Officer shall be responsible for administering the Corporation's policies and procedures approved by the Board under Rule 38a-1 of the Investment Company Act of 1940, as amended. Notwithstanding any other provision of these By-Laws, the designation, removal and compensation of Chief Compliance Officer are subject to Rule 38a-1 under the Investment Company Act of 1940.